2320 NW 66TH COURT GAINESVILLE, FL 32653 352-377-1140 FAX 352-378-2617

December 8, 2008

Securities and Exchange Commission

100 F. Street, N.E., Mail Stop 6010

Washington, DC 20549

Attention:	Brian Cascio Accounting Branch Chief Division of Corporation Finance United States Securities and Exchange Commission 100 F. Street, N.E., Mail Stop 6010 Washington, D.C. 20549

RE:	Exactech, Inc. Form 10-K for the year ended December 31, 2007 Form 10-Q for the period ended September 30, 2008 Commission File No. 000-28240

Ladies and Gentlemen:

Set forth below are the responses of Exactech, Inc. (“Exactech”), a Florida corporation (the “Company”), to the Staff’s comments provided in the letter dated November 28, 2008 (the “Comment Letter”) with respect to the Form 10-K for the year ended December 31, 2007 (the “Form 10-K”) and the Form 10-Q for the period ended September 30, 2008 (the “Form 10-Q”).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Form 10-K and Forms 10-Q. Responses to these comments are set forth in this letter. In responding to the Staff’s comments in the Comment Letter, we have, for convenience, referred to the headings and numbers used in the Comment Letter. We have also attached to this letter as Exhibit A, the statement that the Commission has requested from the Company.

Form 10-K for the year ended December 31, 2007

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures, page 33

1.	We note the disclosure on page 33 of “adjusted net income” as a Non-GAAP measure. Please tell us how this presentation, which removes a non-recurring, infrequent or unusual charge, complies with Regulation S-K, General Section Item 10(e) and Question 8 of the FAQ Regarding the Use of Non-GAAP financial Measures dated June 13, 2003.

EXACTECH exists to improve the quality of life for individuals by maintaining their activity and independence. We do this through innovative ideas, high-quality products, education and commitment to service.

Securities and Exchange Commission

December 8, 2008

Response:

The Company supplementally advises the Staff that we believe our Non-GAAP financial disclosure is in compliance with Regulation S-K, General Section, Item 10(e) (“Regulation S-K”). Pursuant to Regulation S-K, a filer is not permitted to exclude items that are “non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years”. The material non-cash impairment charge of an intangible asset in process removed from the net income to arrive at the non-GAAP measure is a type of event that has not occurred previously for the Company. In addition, based on past experience and our cautious nature in investing in product licenses and patents, we do not feel it is reasonably likely that we will experience a similar charge in the next two years. We also felt including the non-GAAP measure would give additional information to the investor and allow for more comparative data of the general operation results for all years presented.

Form 10-0 for the Quarter Ended September 30, 2008

Liquidity and Capital Resources, page 30

2.	We note your reference on page 30 to using an independent consultant to determine the fair value of intangible assets acquired in your April 1, 2008 acquisition of France Medica. Please tell us about the nature and extent of the third party’s involvement in your decision-making process associated with the referenced asset valuation.

Response:

The Company supplementally advises the Staff that the independent consultant was not involved in the decision-making process associated with the asset valuation. The independent consultant provided valuation methodology expertise using information and data provided by the Company. The consultant’s expertise allowed the Company to make a better decision as regards the appropriate asset valuation.

If you have any questions, please do not hesitate to call me at (352) 377-1140.

Sincerely,

/s/ Joel C. Phillips
Joel C. Phillips
Chief Financial Officer

Cc:	Martin James, Senior Assistant Chief Accountant
Jong Ho Hwang, Staff Accountant

Securities and Exchange Commission

December 8, 2008

EXHIBIT A

I, Joel C. Phillips, Chief Financial Officer of Exactech, Inc. do hereby acknowledge, on behalf of the Company, that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: December 8, 2008	/s/ Joel C. Phillips
Joel C. Phillips
Chief Financial Officer